UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

CONCREIT SERIES LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	92-2238123 (I.R.S. Employer Identification No.)
1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)
(206) 607-6080 (Issuer’s telephone number, including area code)

Concreit Series 7260 Scotlyn Way White House TN membership interest

(Title of each class of securities issued pursuant to Regulation A)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Investors should not rely on forward-looking statements because they are inherently uncertain. Investors should not rely on forward-looking statements in this Offering Circular. This Offering Circular contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipated,” “projected”, “forecasted”, “estimated”, “prospective”, “believes,” “expects,” “plans” “future” “intends,”, “should,” “can”, “could”, “might”, “potential,” “continue,” “may,” “will,” and similar expressions to identify these forward-looking statements. Investors should not place undue reliance on these forward- looking statements, which may apply only as of the date of this Offering Circular.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Overview of Financial Condition

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

Concreit will begin offering units for investment in a specific series upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933. Concreit intends to offer the membership interests described herein on a continuous and ongoing basis. Further, the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received.

The Series Being Offered

This Semiannual Report only includes reporting on the financial condition and results of operations as of June 30, 2024 for the Series listed below.

Series Property Address	Series Property Name
Concreit Series 7260 Scotlyn Way White House TN	The Belfort

Operational Highlights

The following highlights present key components of our results of operations for the six months ended June 30, 2024, and December 31, 2023. As we only commenced operations in 2024, the 2023 amount reflects a balance of zero.

Revenues:

Revenues are generated at the Series level, earning income through monthly rental payments. The following table summarizes the rental income for the six months ended June 30, 2024, and the year ended December 31, 2023.

Series	Rental Income
	06/30/2024	12/31/2023
The Belfort	27,829	—
Total	$27,829	—

Operating Expenses

A Series shall pay its own general administrative and operating expenses in accordance with the Allocation Policy. It shall reimburse the Manager for any expenses incurred by the Manager that are properly considered ordinary and reasonable business expenses of the Series. If operating expenses exceed the Series Property’s revenue and reserves, the Manager may either cover the expenses without reimbursement, loan the amount to the Series with interest, or issue additional Membership Interests to cover the shortfall.

The following table summarizes the operating expenses for the six months ended June 30, 2024 and year ended December 31, 2023.

Series	Operating Expenses
	06/30/2024	12/31/2023
The Belfort	30,354	—
Total	$30,354	—

Liquidity and Capital Resources

The liquidity of our Series is primarily dependent on the proceeds generated from Series Offerings, which are allocated according to a specific priority of payment. The initial allocation is designated for Property Acquisition Costs, ensuring that the actual expenses incurred in purchasing the Series Property are settled with the seller.

Following this, proceeds are used to cover Offering Expenses, which encompass a range of costs, including legal, accounting, banking, underwriting, filing, and compliance expenses associated with the Series Offering. The Manager assumes responsibility for these offering expenses upfront and is subsequently reimbursed from the proceeds of the offering, ensuring that the Series maintains adequate liquidity to manage these initial costs.

Finally, proceeds will be allocated to Acquisition Expenses, which include all fees and costs related to the evaluation, investigation, and acquisition of the Series Property. Each Series is accountable for its acquisition expenses, which will also be paid from the offering proceeds.

Overall, our approach to managing liquidity ensures that each Series is adequately funded to cover essential costs associated with property acquisition and management. This structured allocation of proceeds facilitates effective capital resource management and supports the ongoing operational viability of the Series.

Cash & Cash equivalent Balances

Cash is maintained at the Series level. The table below provides a summary of cash and restricted cash by a Series as of June 30, 2024.

Series	Cash & Cash equivalent
	06/30/2024		12/31/2023
The Belfort	$418,162	(1)	—
Total	$418,162		—

(1)	The high cash balance is attributable to the recent closing on funds to be used to acquire the Series property from the Manager.

Plan of Operations

Our goal is to own the Concreit Series 7260 Scotlyn Way White House TN property for a period of 5 to 7 years and operate it as a rental unit. During this time, we aim to distribute any surplus cash, referred to as Free Cash Flow, to the holders of Concreit Series 7260 Scotlyn Way White House TN interests. The decision to sell or keep the property after this period will be carefully considered, taking into account various factors such as economic conditions, property value trends, and existing lease terms. Depending on these factors, the Manager may decide to sell the property before the 5-year mark or keep it longer than 7 years.

 Our Policies for Tenant Selection

The Manager intends to seek out tenants who are financially responsible and capable of paying rent. The Manager shall conduct due diligence on prospective tenant applicants by (a) verifying income, (b) running credit checks, (c) performing criminal background checks, and/or (d) requesting references from previous landlords. While the Manager does not have specific standards for these items, the Manager will use such screening methods to determine whether a potential lessee is financially responsible.

Trend Information

Our operational performance in 2024 is influenced by various factors, including the state of financial markets and the broader economic and political landscape, particularly within the United States. Ongoing uncertainties in global economic conditions—such as political climates, financial market fluctuations, interest rates, and credit spreads—could impact the value of our series properties, our ability to acquire and manage single-family rentals, and the success of both current and future offerings. In addition to these macroeconomic influences, we anticipate the following trends will affect our future performance:

●	Interest Rate Dynamics: Recent interest rate cuts by the Federal Reserve may stimulate demand for our offerings; however, alternative investments could still present appealing options for investors, potentially affecting our competitive positioning.

●	Rising Home Prices: Continued increases in home prices across the U.S. may pose challenges in sourcing properties and meeting the growing demand for our offerings. This trend may lead to heightened competition for desirable assets.

●	Impact of Remote Work: The ongoing prevalence of remote work is expected to drive increased rental activity in our target markets. As more individuals prioritize flexible living arrangements, there is a growing demand for properties that accommodate home office spaces and offer desirable amenities.

As we navigate these trends, we remain focused on adapting our strategies to align with evolving market conditions and investor preferences.

ITEM 2. OTHER INFORMATION

On May 7, 2024 we replaced our auditing firm, Duner & Foote, with dbbmckennon, located at 20321 SW Birch St Ste 200, Newport Beach, CA 92660. A Form 1-U was filed on August 27, 2024

ITEM 3. FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024, the following unaudited financial statements are for The Belfort series. As more series are added by the Manager, financial statements will be represented by consolidated and consolidating financials.

CONCREIT SERIES LLC

STATEMENTS OF FINANCIAL CONDITION

As of June 30, 2024 (unaudited) and

As of December 31, 2023 (audited)

	06/30/2024	12/31/2023

Assets:
Cash and cash equivalents	$418,162	$—
Accounts receivable	14,911	—
Property and equipment net	363,011	—
Total assets	$796,084	$—
Liabilities and Members’ Equity:
Liabilities:
Due to related parties	$402,100	$—
Accrued liabilities	—	—
Related party advances	—
Total liabilities	$402,1000	$—

Commitments and contingencies (Note 4)

Members’ Equity:
Contributed Capital	$421,700	$—
Draws or Distributions	(13,390)	—
Retained Earnings	(14,326)	—
Total members’ equity	393,984	—
Total liabilities and members’ equity	$796,084	$—

CONCREIT SERIES LLC

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2024 (unaudited)

and For Fiscal Year 2023 (audited)

	06/30/2024	12/31/2023
Revenue:
Rent & interest	$27,881	$—
Other income	1,932	—
Total Revenue	29,813	—
		—
Operating Expense:		—
General and administrative	(30,534)	—
Net income	$(721)	$—

CONCREIT SERIES LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2024 (unaudited)

and For Fiscal Year 2023 (audited)

	Membership Interests		Retained Earnings/ Accumulated	Total Members Equity
	Shares	Amount	Deficit	(Deficit)
December 31, 2023	—	—	—	—
Investor Shares issued for cash	42,170	$421,700	$—	$421,700
Distributions to members	—	—	(13,390)	(13,390)
Net income	—	—	(14,326)	(14,326)
June 30, 2024	42,170	$421,700	$(27,716)	$393,984

CONCREIT SERIES LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2024 (unaudited)

and For Fiscal Year 2023 (audited)

	06/30/2024	12/31/2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(721)	$—
Adjustments to reconcile net income to net cash used in operating activities:	(14,190)	—
Increase in accounts receivable	(14,911)	—
Increase in due from related parties	—	—
Net cash provided by operating activities	(14,911)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property and equipment	(363,011)	—
Repayments of Property and equipment	—	—
Net cash used in investing activities	(363,011)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	402,100	—
Retained earnings	(14,326)	—
Draws or Distributions	(13,390)	—
Net cash provided by financing activities	374,384	—

Increase in cash and cash equivalents	418,162	—
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of period	$418,162	$—

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

ITEM 4. NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Concreit Series LLC was formed June 7, 2023 in Delaware as a Delaware Series Limited Liability Company, and together with all its series (collectively, “Concreit”) is located at 1201 3rd Ave., Suite 2200, Seattle, Washington 98101. Concreit is organized as a series limited liability company and intends to conduct a Series Offering of membership interests to acquire, manage, value-add, develop, construct, lease, and/or sell real properties located throughout the United States. Concreit will be managed by Concreit Inc., “the Manager”, a Delaware corporation.

Concreit is organized as a series limited liability company and intends to conduct a series offering of membership interests in each applicable series. Each individual series will acquire a specific property prior to the offering. The series will offer and sell membership interests pursuant to a supplement to the Offering Circular.

Concreit will begin offering units for investment in a specific series upon qualification of the offering by the Securities and Exchange Commission. The maximum offering will be $75,000,000 in accordance with Tier II of Regulation A as set forth under the Securities Act of 1933. Concreit intends to offer the membership interests described herein on a continuous and ongoing basis. Further, the acceptance of investor subscriptions may be briefly paused at times in order to allow Concreit to effectively and accurately process and settle subscriptions that have been received.

The proceeds received in a Series Offering will be applied in the following order of priority of payment:

1.	Property Acquisition Cost - the actual cost of the Series Property that is paid to the Property seller.

2.	Offering Expenses - includes legal, accounting, escrow, underwriting, filing, and compliance costs related to a Series Offering.

3.	Acquisition Expenses - includes all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, appraisal, development, and acquisition of the Series Property. Each Series will be responsible for its acquisition expenses which it will pay out of the proceeds of its Series Offering.

Going Concern / Management’s Plans – We will rely heavily on financing from the Series Manager for working capital and have only recently commenced operations. These factors raise substantial doubt about the Series’ ability to continue as a going concern. During the next 12 months, the Series intends to fund its operations from the rental income of Series Properties, and expand the portfolio of Series Properties through the and issuance of membership interests. If we are unable to raise the sufficient amount of capital, we may be required to reduce the scope of our plans, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting – Concreit maintains its accounting records under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents – Concreit considers all short-term, highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents. As of December 31, 2023, cash and cash equivalents totaled $0.

 Fair Value of Financial Instruments – Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 825, Financial Instruments, requires disclosure of fair value information about financial instruments. Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash and cash equivalents and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

Concentrations of Credit Risk – Financial instruments which potentially subject Concreit to concentrations of credit risk consist primarily of cash deposits and trust deed notes receivables. Concreit has not experienced any losses on its bank deposit accounts, and believes it is not exposed to any significant credit risk on its accounts. Concreit does not have an operating history. The prior performance of the Manager or its affiliated entities do not predict future results for Concreit. Therefore, no assurance can be given that Concreit will achieve its investment objectives.

Management Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, Concreit evaluates its estimates, including those related to the any reserve for losses and contingencies. Concreit bases its estimates on historical experience and on various assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results could differ from those estimates.

Risks and Uncertainties – Real estate assets are subject to risks and uncertainties due to real estate market volatility, interest rate volatility, and credit risk. Due to the level of such risks and uncertainties, it is at least reasonably possible that changes in the values of the real estate assets will occur in the near term, and that such changes could materially affect the amounts reported in the balance sheet, statement of income and changes in members’ equity.

Real Estate Held for Investment – Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings, and improvements – ten (10) to 40 years; furniture, fixtures, and equipment – five (5) to ten (10) years, We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Revenue Recognition – In general, Concreit recognizes revenue from contracts when specific milestones and performance obligations are met in accordance with ASC 606. Each milestone is allocated a specific transaction price within the contract and is agreed upon with the customer in the contract. These milestones depend on each contract and terms. Revenue earned from contracts can range from rental income charged to tenants to gains earned based on the excess of proceeds over carrying value on the disposition of an asset less its selling expenses.

A Series will recognize minimum rent, including rental abatements, concessions and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the non-cancellable term of the related lease and amounts expected to be received in later years will be recorded as deferred rents. Concreit records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred in accordance with ASC 840, Leases.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) that amended the accounting guidance related to lease accounting. The new standard is effective for all entities. The guidance requires lessees, at lease inception, to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee’s initial direct costs. For operating leases, lease expenses will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. Concreit had evaluated that ASU 2016-02 had no impact on its financial position, results of operations or cash flows at this time.

Income Taxes – In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, Concreit adopts an asset and liability approach for financial accounting and reporting of income taxes. Annually, deferred income tax assets and liabilities are calculated for temporary differences between the financial and tax bases of assets and liabilities. These differences are anticipated to result in taxable or deductible amounts in the future, dictated by enacted tax laws and rates applicable to the periods in which the differences are expected to manifest in taxable income. Valuation allowances are provided where necessary to adjust deferred tax assets to the amount likely to be realized. Income tax expense comprises the tax payable or refundable for the current period adjusted by the changes in deferred tax assets and liabilities during the period.

Each series within Concreit will be structured as a limited liability company (LLC) for legal purposes and plans to elect to be treated as a C corporation for tax purposes under Subchapter C of the Internal Revenue Code, subsequent to its organization.

Moreover, each series plans to adhere to the qualifications of a Real Estate Investment Trust (REIT), which is categorized under a special type of C corporation and files using tax form 1120-REIT. A REIT is typically exempt from corporate-level income tax as it is allowed to deduct dividends paid to members as an expense. Consequently, if a REIT distributes all its profits and capital gains to its members, it may report no taxable income. Although tax losses of a REIT are not distributed to members, current regulations allow these losses to be carried forward indefinitely to offset up to 80% of taxable income in any future year, thereby potentially reducing the REIT’s taxable income.

In most states, REITs receive a deduction for dividends paid. Given that our series typically distribute dividends exceeding the generated taxable income, no state tax liability arises in these jurisdictions. In states lacking a dividend deduction, state income tax is levied based on the respective state’s tax tables. Members do not incur state tax liability based on the location of properties within the REITs. Furthermore, state rules for tax loss carryforwards vary, with some aligning with federal regulations and others imposing specific limitations on the timeframe and percentage of loss that can be carried forward.

Recent Accounting Pronouncements – Under Section 107 of the JOBS Act, Concreit is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Series (i) is no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Concreit believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to Concreit or (iv) are not expected to have a significant impact on the Series.

NOTE 3 – SERIES PROPERTIES

This Financial Statements only includes reporting on the financial condition and results of operations as of June 30, 2024 for the Series listed below.

Series Property Address	Series Property Name
Concreit Series 7260 Scotlyn Way White House TN	The Belfort

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Series is not currently involved with, and does not know of any pending or threatening litigation against the Series.

NOTE 5 – RELATED PARTY TRANSACTIONS

Concreit Inc. is the Manager of Concreit. Mr. Hsieh is the president and CEO of Concreit Series LLC. The following is a summary of significant items of compensation that Concreit Inc. realizes from Concreit:

Asset Management Fee – The Manager shall earn an asset management fee equal to an annualized rate of 1% of the capital contributions to the Series. The Asset Management Fee shall be paid out of the net operating income of the Series. Any leverage that is utilized in the Series to acquire Property or otherwise shall not be included in calculating the Asset Management Fee for the Series.

Property Management Fee and Real Estate Commissions - The Manager and/or affiliates will receive compensation for its management services, which may include property management fees and real estate commissions as further described below. The Manager reserves the right to waive, assign, and/or defer any fees or reimbursements due to the Manger, in its sole discretion.

Series Property Management Fee - The Manager may retain the services of a third-party property manager who shall be entitled to receive a monthly property management fee for managing a Series’ Property (“Property Management Fee”). The Property Management Fee shall generally be equal to an annualized rate of Eight Percent (8%) of the monthly gross rents received from the Series Property and calculated as an expense within each Series. To the extent that the third-party property manager is paid a fee less than the Eight Percent (8%) charged to a Series, the Manager will receive the difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may difference as income. The Property Management Fee will be negotiated with a local property manager on a case-by-case and arms’ length basis. Notwithstanding the foregoing, the Manager or its Affiliate may manage the Properties itself, at the Manager’s discretion. In certain circumstances the nature of the property management needs may be different from one Series Property to another, such as a Series property being operated a short-term rental, and in these cases the property management fee will be set at a rate that is negotiated with a third- party property manager, which generally ranges anywhere from twenty to forty percent (20% - 40%) of the monthly gross rents received.

Construction Management Fee - The Manager may receive a construction management fee for acting as the general contractor and/or construction manager to construct improvements, supervise and coordinate the project, or provide major repairs or rehabilitations on a property. The Construction Management Fee will depend on the Property and shall generally range from 5% to 15% of the construction cost spent on such Property, including, without limitation, materials and labor expenses, professional fees, and other fees, costs, or expenses, less the purchase price of the Property.

Property Disposition Fee - The Manager may retain the services of an affiliate or a third-party real estate broker to sell a property, and such affiliate or third-party real estate broker shall receive fees at rates customarily charged for similar services by companies engaged in the same or substantially similar activities in the relevant geographical area. Each Series will be charged a “Property Disposition Fee” that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. Such Property Disposition Fees are currently anticipated to range between 6% and 7% of the sale price and shall be considered an expense of the Series. The actual amount of real estate commissions cannot be determined at this time, as these commissions are dependent upon the value of each Series Property.

Offering Expenses and Acquisition Expenses - Each Series will generally be responsible for certain fees, costs and expenses incurred in connection with the offer and sale of membership interests associated with the particular Series. Each Series Offering will reimburse the Manager for Offering Expenses actually incurred by the Manager on behalf of a Series, in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion (and excludes ongoing costs). Each Series will be responsible for all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, and acquisition of the Series Property incurred prior to the Series’ Closing, including real estate commissions, appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees, and interest, as applicable. Each Series will reimburse the Manager for Acquisition Expenses actually incurred by the Manager on behalf of a Series in accordance with the Allocation Policy and as determined by the Manager in its reasonable discretion. The Acquisition Expenses will be payable from the proceeds of each Series Offering and each Series shall reimburse the Manager for any such Acquisition Expenses advanced by the Manager.

NOTE 6 – MEMBERSHIP INTERESTS

The Manager is authorized to create and issue membership interest as necessary without amendment to the Series operating agreement up to $75,000,000.

Profits and losses shall be allocated to holders of membership interest in a Series in proportion to their respective ownership of issued membership interests.

Cash Distributions – There are two general categories of income derived from a Series:

1.	Periodic Cash Flow – This is income that is generally made on a periodic basis with a certain frequency. An example of Periodic Cash Flow may be rental income from a property, and/or other periodic cash flow generated from a property.

2.	Capital Transaction Proceeds - These are transaction-based income derived from a property. Transaction-based income includes, without limitation, the sale, refinance, and/or disposition of a property. In the event of uncertainty or ambiguity as to whether a source of income is categorized as Periodic Cash Flow or Capital Transaction Proceeds, the Manager shall have the sole and absolute discretion to determine such a category. The manner in which income is distributed from a Series will depend on the source of income.

Redemptions – There is no guarantee that the Series will have sufficient funds to cause the redemption of any membership interests. Therefore, any investment in a Series should be considered illiquid.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, Concreit evaluated subsequent events through September 25, 2024. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 4. EXHIBITS

Exhibit No.		Description

2.1*	Edgar Link	Certificate of Formation
2.2*	Edgar Link	Form of First Amended and Restated Limited Liability Company Agreement
2.2.1*	Edgar Link	Form of First Amendment to the First Amended and Restated Limited Liability Company Agreement
4.1*	Edgar Link	Form of Subscription Agreement
4.2*	Edgar Link	Form of Automatic Investment Agreement
6.1*	Edgar Link	Management Services Agreement
6.1.1*	Edgar Link	First Amended and Restated Management Services Agreement
6.2*	Edgar Link	License Agreement
6.3*	Edgar Link	Form of Dealer Manager Agreement
6.3.1*	Edgar Link	Amendment to Dealer Manager Agreement
6.4*	Edgar Link	Form of Software and Services License Agreement
6.4.1*	Edgar Link	Amendment to Software and Services License Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 30, 2024.

Concreit Series LLC

By:	Concreit Inc, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Series LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Title: Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Series LLC	9/30/2024
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Series LLC	9/30/2024
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Series LLC	9/30/2024